UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No.322, Zhongshan East Road

Shijiazhuang, Hebei

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

FORWARD-LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of AutoChina International Limited (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company’s revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this cover page are the unaudited condensed consolidated financial results for the three month period ended March 31, 2012 of the Company.

2

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	March 31,	December 31,
	2012	2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$35,432	$43,019
Restricted cash	159	159
Accounts receivable, net of provision for doubtful debts of $6,667 and $4,830, respectively	26,412	25,357
Inventories	3,628	2,529
Deposits for inventories	71	105
Deposits for inventories, related party	—	14,539
Prepaid expenses and other current assets	11,357	12,096
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $887 and $714, respectively	321,234	329,111
Total current assets	398,293	426,915

Property, equipment and leasehold improvements, net	4,184	3,356
Deferred income tax assets	2,423	1,811
Net investment in direct financing and sales-type leases, net of current maturities	100,310	114,447

Total assets	$505,210	$546,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $104,062 and $111,095 as of March 31, 2012 and December 31, 2011, respectively)	$127,099	$149,979
Long-term borrowings (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of $44,485 and $44,438 as of March 31, 2012 and December 31, 2011, respectively)	44,485	44,438
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $122 and $112 as of March 31, 2012 and December 31, 2011, respectively)	282	404
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to AutoChina of $5,374 and nil as of March 31, 2012 and December 31, 2011, respectively)	9,127	—
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $4,777 and $4,415 as of March 31, 2012 and December 31, 2011, respectively)	13,514	13,652
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $3,314 and $3,244 as of March 31, 2012 and December 31, 2011, respectively)	4,410	35,661
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $352 and $508 as of March 31, 2012 and December 31, 2011, respectively)	1,350	1,152
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,567 and $1,548 as of March 31, 2012 and December 31, 2011, respectively)	2,191	2,799
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and $4,764 as of March 31, 2012 and December 31, 2011, respectively)	9,185	8,162
Total current liabilities	211,643	256,247

Total liabilities	211,643	256,247

3

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	March 31,	December 31,
	2012	2011
	(unaudited)
Commitment and Contingency

Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued and outstanding – 23,538,919 shares at March 31, 2012 and December 31, 2011 respectively	24	24
Additional paid-in capital	380,894	379,952
Statutory reserves	13,016	13,016
Accumulated losses	(122,198)	(124,349)
Accumulated other comprehensive income	21,831	21,639
Total shareholders’ equity	293,567	290,282

Total liabilities shareholders’ and equity	$505,210	$546,529

The accompanying notes are an integral part of these condensed consolidated statements.

4

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Unaudited)

(in thousands except share and per share data)

	Three months ended March 31,
	2012	2011
Revenues
Commercial vehicles	$80,443	$116,642
Finance and insurance	22,625	19,591
Total revenues	103,068	136,233

Cost of sales
Commercial vehicles	2,747	32,131
Commercial vehicles, related parties	75,797	80,868
Total cost of sales	78,544	112,999

Gross profit	24,524	23,234

Operating expenses
Selling and marketing	2,124	1,746
General and administrative	8,120	4,329
Interest expense	3,795	3,323
Interest expense - related parties	281	643
Other income, net	(568)	(600)
Total operating expenses	13,752	9,441

Income from operations	10,772	13,793

Other income (expense)
Loss on change in fair value of earn-out obligation	—	(38,400)
Interest income	32	23
Other income (expense), net	32	(38,377)

Income (loss) from operations before income taxes	10,804	(24,584)

Income tax provision	2,768	2,793

Net income (loss)	8,036	(27,377)
Foreign currency translation adjustment	192	1,188

Comprehensive income (loss)	$8,228	$(26,189)

Earnings (loss) per share
Basic	$0.34	$(1.16)
Diluted	$0.34	$(1.16)

Weighted average shares outstanding
Basic	23,538,919	23,538,919
Diluted	23,612,622	23,538,919

The accompanying notes are an integral part of these condensed consolidated statements.

5

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Three months ended March 31,
	2012	2011

Net cash provided by (used in) operating activities	$44,649	$(23,057)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,247)	(440)
Repayment of due from an affiliate	—	9,000

Net cash (used in) provided by investing activities	(1,247)	8,560

Cash flow from financing activities:
Proceeds from borrowings	29,200	73,198
Repayments of borrowings	(52,215)	(35,388)
Proceeds from affiliates for debt	—	229,380
Repayment to affiliates	(31,259)	(228,654)
Increase in accounts payable, related parties	75,797	80,868
Repayment to accounts payable, related parties	(66,679)	(49,839)
Dividend paid	(5,885)	—

Net cash (used in) provided by financing activities	(51,041)	69,565

Net cash (used in) provided by operating, investing and financing activities	(7,639)	55,068

Effect of foreign currency translation on cash	52	89

Net (decrease) increase in cash and cash equivalents	(7,587)	55,157

Cash and cash equivalents, beginning of the period	43,019	30,931

Cash and cash equivalents, end of the period	$35,432	$86,088

Supplemental disclosure of cash flow information:
Interest paid	$7,076	$2,453
Income taxes paid	$2,965	$3,639

The accompanying notes are an integral part of these condensed consolidated statements.

6

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three Months Ended March 31, 2012 and 2011

(in thousands except share and per share data)

NOTE 1 - BACKGROUND

AutoChina International Limited, formerly Spring Creek Acquisition Corp. (the “Company” or “AutoChina”) was incorporated in the Cayman Islands on October 16, 2007 as a “blank check” company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, or control through contractual arrangements, one or more operating business located in the Greater China region, which includes Hong Kong, Macau and Taiwan.

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholder, Honest Best Int’l Ltd (“Honest Best”), which owned 100% of the issued and outstanding equity securities of ACG (the “Share Exchange Agreement”). On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in ACG becoming a wholly-owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited. Pursuant to the original earn-out provision of the Share Exchange Agreement, the Company could have been required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, for each year commencing on December 31, 2009, through December 31, 2013. The percentage of shares to be issued would have been determined based upon the Company’s financial results each year, measured in accordance with an established formula (see Note 9). On February 16, 2011, the Company reached an agreement with ACG’s former ultimate shareholder, Honest Best, to cancel the earn-out share provision of the share exchange agreement entered into in connection with the Business Combination for fiscal years after 2011. The reduction in the earn-out obligation from this modification to the earn-out share provision of the share exchange agreement was credited the amount of $75,000 directly to equity in the first quarter of 2011. On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-out for fiscal year 2011. The reduction in the earn-out obligation from the second modification to the earn-out share provision of the share exchange agreement was credited the amount of $15,400 directly to equity in the third quarter of 2011.

Commencing in late September 2009, the Company began to implement a commercial vehicle financing structure through a variable interest entity (“VIE”), Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”). Under this commercial vehicle financing structure, Chuangjie Trading engages CITIC Trust Co. Ltd. (“CITIC Trust” and the “Trustee”), a division of the CITIC Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Trading (the “Trust Fund”). The Trustee was responsible for the management of the funds invested in the Trust Fund, and the Trust Fund was used to purchase commercial vehicles from the Company’s pre-existing VIE, Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”). Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase commercial vehicles) requires a written order to the Trustee from Chuangjie Trading. Under this commercial vehicle financing structure, the commercial vehicle purchase order is issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center enter into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. This structure allowed the Company to promote its leasing business by using the name of the Trustee, and enables it to utilize a lease securitization program with the Trustee, which provided an additional source of financing.

Under the Sale and Management Agreements and Lease and Management Agreements, the parties agreed that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund is entitled to future receivables under a lease, while Chuangjie Trading is entitled to the economic benefits of the Trust Fund as the trust beneficiary. The change of commercial vehicle financing structure did not have a material effect on the Company’s financial position or results of operations.

7

In September 2010, the Company established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd., (“Ganglian Finance Leasing”), which is in the business of leasing commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Commencing in December 2010, the Company began leasing commercial vehicles directly through its subsidiaries, Hebei Chuanglian Finance Leasing Co., Ltd. (formerly known as Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”) and Ganglian Finance Leasing. Under this new business model, Chuanglian and Ganglian Finance Leasing (the “Lessor”) purchased the commercial vehicles from Kaiyuan Auto Trade and Hebei Xuhua Trading Co., Ltd., VIEs of the Company, then leases the commercial vehicles to the customer lessees directly. The Lessor, the relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the Lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request.

In June 2011, the Company’s subsidiary, Fancy Think Limited, acquired the remaining equity interest (30%) of Ganglian Finance Leasing from the Company’s VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. On June 30, 2011, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. As a result, Chuangjie Trading ceased to be a VIE and became a wholly owned subsidiary of the Company. Prior to and after the restructuring, all the assets and liabilities of Ganglian Finance leasing and Chuangjie Trading were fully consolidated and recorded at their carrying values in the consolidated financial statements. In September 2011, Fancy Think Limited transferred 10% equity interest of Chuanglian to Ganglian Finance Leasing. The restructuring transaction did not have a material impact on the Company’s consolidated financial statements.

Since November 2011, the Company ceased to engage CITIC Trust to act as an intermediary for new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and expired. Thereafter, the Company operates the leasing business directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing.

In October 2011, the Company established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”) to act as a direct insurance agent across China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced its insurance operations in December 2011.

In February 2012, the Company established Kaiyuan Information Processing in the PRC. However it has not commenced any operations.

On January 27, 2012, the Company’s board of directors declared a one-time special cash dividend in the amount of $0.25 per share and that was paid on February 15, 2012, to all shareholders of record as of the close of business on February 8, 2012. The total amount of cash distributed in the dividend was $5,885 and deducted from retained earnings in the first quarter of 2012.

On January 27, 2012, the Company’s board of directors also declared a 3-for-2 stock split in the form of a stock dividend (“Stock Dividend”) and which was paid on February 16, 2012, to all shareholders of record as of the close of business on February 8, 2012. However, FINRA determined that the Stock Dividend could not be distributed to street name holders through the Depository Trust Company, Since the Company did not wish the record holders to be enriched at the expense of the street name holders, on March 21, 2012, the board of directors has determined to cancel the Stock Dividend and authorized the Company to request the record holders to return the shares issued pursuant to the Stock Dividend for cancellation. All record holders have returned such shares.

8

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011:

	March 31,	December 31,
	2012	2011
	(unaudited)

Total assets	$312,194	$316,282
Total liabilities	163,975	170,124

	Three months ended March 31,
	2012	2011
	(unaudited)	(unaudited)

Revenues	$8,546	$48,363
Net income	706	9,385

The Company also owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of March 31, 2012, the Company has 512 stores in 26 provinces or provincial-level regions.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2011 Annual Report filed with the SEC on April 5, 2012. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, due to affiliates, short-term borrowings and earn-out obligation. The earn-out obligation is adjusted to its fair value at each reporting date. The carrying amounts of the other items at March 31, 2012 and December 31, 2011 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

9

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

3,923,153 contingently issuable shares were considered outstanding and included in the computation of basic and diluted EPS since January 1, 2011. Such shares were issued to the former shareholder of ACG based upon 2010 financial results in accordance with Share Exchange Agreement (see Note 9) in December 2011

10

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Three months ended March 31,
	2012	2011
	(unaudited)	(unaudited)

Net income (loss)	$8,036	$(27,377)

Weighted average number of common shares outstanding - Basic	23,538,919	23,538,919
Stock options (Note)	73,703	—
Weighted average number of common shares outstanding - Diluted	23,612,622	23,538,919

Earnings (loss) per share

Basic	$0.34	$(1.16)
Diluted	$0.34	$(1.16)

Note: The diluted earnings per share calculation for the three months ended March 31, 2011 did not include the effect of the 1,570,543 incremental shares resulted from assumed conversion of the stock options, because their effect were anti-dilutive.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	March 31,	December 31,
	2012	2011
	(unaudited)

Net investment in direct financing and sales-type lease	$27,210	$22,721
Receivable from value-added services	5,869	7,466
Less: Allowance for doubtful accounts	(6,667)	(4,830)
Total	$26,412	$25,357

Net investment in direct financing and sales-type lease included into the accounts receivable represents the net investment in direct financing and sales-type lease which is overdue and delinquent.

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows:

	March 31,	December 31,
	2012	2011
	(unaudited)

Security deposits for lease securitization borrowings	$7,944	$7,935
Prepaid interest expenses	129	341
Temporary advances to employees	551	798
Prepaid rent	1,234	1,124
Prepaid other taxes	154	264
Prepaid fuel charges	566	606
Prepaid insurance expenses	63	155
Other current assets	716	873
Total	$11,357	$12,096

11

Other current assets mainly include short-term advances made to third parties, such as petrol companies and insurance claim to customers.

NOTE 5- NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the net investment in direct financing and sales-type leases:

	March 31,	December 31,
	2012	2011
	(unaudited)

Minimum lease payments receivable	$474,105	$503,506
Less: allowance for doubtful accounts	(887)	(714)
Net minimum lease payments receivable	473,218	502,792
Less: unearned interest income	(51,674)	(59,234)

Net investment in direct financing and sales-type leases	421,544	443,558
Less: current maturities of net investment in direct financing and sales-type leases	(321,234)	(329,111)

Net investment in direct financing and sales-type leases, net of current maturities	$100,310	$114,447

Net investment in direct financing and sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of March 31, 2012 and December 31, 2011, the aggregate effective interest rate on direct financing and sales-type leases is approximately 17.54% and 16.98% per annum, respectively.

At March 31, 2012, future minimum lease payments are as follows:

	Years Ending December 31,
	2012	2013	2014	Total

Net minimum lease payments receivable	$312,542	$154,376	$6,300	$473,218
Less: unearned interest income	(38,920)	(12,555)	(199)	(51,674)
Net investment in direct financing and sales-type leases	$273,622	$141,821	$6,101	$421,544

NOTE 6 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	March 31,	December 31,
	2012	2011
	(unaudited)

Leasehold improvements	$1,472	$1,246
Furniture and fixtures	4,471	3,704
Company automobiles	1,548	1,446
Total	7,491	6,396

Less: accumulated depreciation and amortization	3,307	3,040
Property, equipment and leasehold improvements, net	$4,184	$3,356

12

Depreciation and amortization expense for the operations was approximately $423 and $306 for the three months ended March 31, 2012 and 2011, respectively.

NOTE 7 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	March 31,	December 31,
	2012	2011
	(unaudited)

Accrued expenses	$2,412	$3,527
Other tax payables	5,861	5,693
Salary payable	1,367	1,664
Temporary receipt of insurance premium	700	355
Temporary receipt of insurance claims	949	650
Deposits received	1,588	1,296
Other current liabilities	637	467
Total	$13,514	$13,652

Deposits received represented security deposits received from staff and customer deposits. Temporary receipt of insurance premium represented the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represented the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, withholding taxes collected from customers for the value-added services.

NOTE 8 – THIRD PARTY BORROWINGS

Short-term borrowings

Summaries of short-term borrowings are as follows:

	Weighted-average interest rate
	March 31,	December 31,		March 31,	December 31,
	2012	2011	Maturities	2012	2011
				(unaudited)
Short-term bank loans	7.84%	7.61%	April 2012 to March 2013	$119,950	$126,966
Lease securitization borrowings	10.62%	10.62%	June 2012	7,149	23,013
Total	8.00%	8.07%		$127,099	$149,979

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates at the range of 7.54% to 8.53% as of March 31, 2012, denominated in RMB and have the terms within one year. The bank loan due in April 2012 in the amount of $7,149 was subsequently repaid when matured.

Lease securitization borrowings are financial arrangements with the Trustee, in which a certain portion of the Company’s commercial truck leases will be securitized and sold to investors through the Trustee at each month. The borrowings bore interest at a rate of 10.62% as of March 31, 2012, are denominated in RMB, have terms within one year and will mature in June 2012.

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Long-term borrowings

	Weighted-average interest rate
	March 31,	December 31,		March 31,	December 31,
	2012	2011	Maturities	2012	2011
				(unaudited)
Long-term bank loans	7.32%	7.32%	August 2012	$44,485	$44,438
Less: current maturities of long-term bank loans				(44,485)	(44,438)
Long-term bank loans				$—	$—

Long-term bank loans represent loans from a local bank that were used for working capital purposes. The loans bear interest at a rate of 7.32% as of March 31, 2012, are denominated in RMB and have terms between one to two years and will mature in August 2012.

As of March 31, 2012, the Company has pledged net investment in direct financing and sales-type leases in the amount of $277,418 as conditions to maintain its short-term bank loans, lease securitization borrowings and long-term bank loans that totaled $171,584. In addition, the Company has made a deposit of $7,944 as a condition for lease securitization borrowings and the Company’s affiliates have also provided properties as collateral for the short-term bank loans amounting to $20,654 and provided guarantee for the long-term bank loans amounting to $44,485, respectively. As of March 31, 2012, the Company was in compliance with all the loan covenants.

NOTE 9 – EARN-OUT OBLIGATION

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between ACG and the Company, the Company became obligated as part of the Share Exchange Agreement to issue shares to the prior owner of ACG, Honest Best (now a major shareholder of the Company), conditioned on the combined company exceeding EBITDA targets in 2009 with additional shares issuances being conditioned on the combined company exceeding EBITDA targets in 2010, 2011, 2012, and 2013.

The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula (the “Earn-Out Obligation”). On March 22, 2010, the Company issued 2,603,456 shares to Honest Best based upon the 2009 financial results, in accordance the provisions of this agreement. On December 16, 2011, the Company issued 3,923,153 shares based upon the 2010 financial results, in accordance the provisions of this agreement.

The fair value of the Earn-Out Obligation, which includes the 50% of holdback shares whose release was conditioned on achieving certain 2009 EBITDA targets, at closing was $23,400. That amount was recognized at closing as a liability and a dividend to shareholders. The Earn-Out Obligation is a derivative financial instrument liability that is adjusted to its fair value each reporting date with changes in fair value being recognized currently in the consolidated statement of operations and comprehensive income (loss). Once a measurement period for the issuance of shares ends, the Earn-Out Obligation related to that period is no longer conditional and the obligation is reclassified from a liability to equity based on the fair value of the obligation at the end of the measurement period.

On February 16, 2011, the Company reached an agreement with Honest Best to cancel the Earn-Out Obligation for fiscal years after 2011. This amendment eliminated the Earn-out for 2012 and 2013, eliminating the potential dilutive effects of such issuances on AutoChina’s currently issued and outstanding shares. Furthermore, for fiscal years 2010 and 2011 the Earn-out was modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Under this amendment, the Company issues between 15% to 20% of the number of ordinary shares of AutoChina outstanding when the revised EBITDA growth target is achieved. The reduction in the Earn-Out Obligation from the modification was credited in the amount of $75,000 directly to equity in the first quarter of 2011.

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On September 26, 2011, the Company agreed with Honest Best to cancel the Earn-Out Obligation for fiscal year 2011. The reduction in the Earn-Out Obligation from the second modification was credited in the amount of $15,400 directly to equity in the third quarter of 2011.

The activities in the Earn-Out Obligation during the year ended December 31, 2011 and three months ended March 31, 2012 were as follows:

Earn-Out Obligation as of January 1, 2011	$73,100
Increase in fair value during 2011 with a charge to the consolidated statement of operations and comprehensive income	17,300
Reclassification of Earn-Out Obligation from liability to equity for the amendments of earn-out provision	(90,400)
Earn-Out Obligation as of December 31, 2011 and March 31, 2012	$—

The fair value of the Earn-Out Obligation requires the use of significant unobservable inputs, and these inputs were used in a Monte Carlo simulation model. The most significant inputs to the simulation model were:

	December	February	September
	31, 2010	26, 2011	26, 2011
Volatility	46%	57%	113%
Cost of equity	16.75%	24.50%	21.50%
Current stock price	$25.87	$21.97	$9.87
Dividend yield	0.0%	0.0%	0.0%

Volatility was estimated using the median historical volatility of a group of comparable public companies. The cost of equity was estimated using the median cost of capital, derived using a capital asset pricing model, of a group of comparable public companies. The future stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior that is used in Option Pricing Models such as the Black-Scholes Option Pricing Model. Future EBITDA performance was simulated using these inputs and potential changes in Enterprise Value to EBITDA multiples derived from historical data for comparable public companies. These simulated future outcomes were used to compute an expected value of the earn-out shares for each future measurement period. The expected value of the earn-out shares was discounted at the estimated cost of equity to arrive at the estimate of fair value of the Earn-Out Obligation. There were no changes in valuation techniques during the period presented.

NOTE 10 - INCOME TAXES

Cayman Islands : Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong : The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months ended March 31, 2012 and 2011. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China : Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

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Summaries of the income tax provision in the condensed consolidated statements of income are as follows:

	Three months ended March 31,
	2012	2011
	(unaudited)	(unaudited)

Current	$2,357	$1,105
Deferred	411	1,688
Total	$2,768	$2,793

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the followings:

	March 31,	December 31,
	2012	2011
	(unaudited)
Current
Deferred income tax assets - current:
Accrued liabilities	$143	$248
Provision for doubtful accounts	1,889	1,376
Tax loss carry forward	403	117
Other temporary differences	135	—
Deferred income tax assets – current	2,570	1,741

Deferred income tax liabilities - current:
Unearned income	(11,755)	(9,505)
Other temporary differences	—	(398)
Deferred income tax liabilities – current	(11,755)	(9,903)

Deferred income tax liabilities – current	$(9,185)	$(8,162)

Non-current
Deferred income tax assets – non-current:
Accrued liabilities	$1,628	$1,538
Tax loss carry forward	1,208	351
Deferred income tax assets – non-current	2,836	1,889

Deferred income tax liabilities – non-current:
Unearned income	(413)	(78)
Deferred income tax assets – non-current	$2,423	$1,811

As of March 31, 2012, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At March 31, 2012, the Company had $6,445 of tax loss carry forwards that expire through December 31, 2015.

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The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended March 31,
	2012	2011
	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%
Non-deductible expenses	3.8%	(39.5)%
Non-taxable income	(0.8)%	0.4%
Effect of rate differences in various tax jurisdictions	(2.4)%	2.7%
Effect tax rate	25.6%	(11.4)%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment and loss on change in fair value of the earn-out obligation. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the three months ended March 31, 2012 and 2011. As of March 31, 2012 and December 31, 2011, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $646 and $355 for the three months ended March 31, 2012 and 2011, respectively.

Future minimum payments for continuing operations under long-term, non-cancelable leases as of March 31, 2012, are as follows:

Future Minimum
Year Ending December 31,	Payments
2012 (nine months)	$406
2013	1,008
2014	372
2015	15
2016	1
Total	$1,802

Legal Proceedings

The staff of the SEC conducted a non-public investigation relating to the Company and, in this regard, the Company and its officers have received subpoenas for information. On January 6, 2012, the Company announced that it received a Wells Notice from the staff of the SEC, which the Company responded to. The Company cooperated with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation. Furthermore, on April 11, 2012, the SEC filed a lawsuit against the Company and 11 of its stockholders for stock manipulation, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market. The Company intends to defend against the claims vigorously and believes that all of the evidence it is aware of contradicts the SEC’s allegations. The Company continues to work closely with its legal counsel and advisors to defend the Company. The Company is unable at this time to predict the outcome of this lawsuit or whether the Company will incur any liability associated with the lawsuit, or to estimate the effect such outcome would have on the consolidated financial statements.

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In the opinion of management, there are no other material claims assessments pending against the Company.

NOTE 12 - SEGMENT REPORTING

The Company operates and manages its business as a single segment. As the Company primarily generates its revenues from customers in the PRC, no geographical segments are presented.

NOTE 13 - RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from the parent company and companies affiliated with the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

The amount due to Honest Best bore the interest rate of 3.95% per annum, which increased to 8.00% per annum on October 1, 2011. The amount was unsecured and repaid in January 2012. The amount due to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) bears the interest rate of 8.20% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, unsecured and will be repaid in September 2012.

The outstanding amounts due to related parties as of March 31, 2012 and December 31, 2011 were as follows:

		March 31,	December 31,
	Notes	2012	2011
		(unaudited)

Honest Best	(1)	$—	$31,343
Hebei Kaiyuan	(2)	1,096	1,074
Kaiyuan Shengrong	(2)	3,314	3,244
Total		$4,410	$35,661

Notes:

(1)	Parent company of AutoChina and entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li.

Accounts payable, related party:

During the periods presented, the Company purchased commercial vehicles from Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), a company which is controlled by Mr. Li’s brother. The amounts due to Ruituo were non-interest bearing until October 2011. In addition, the payable balance is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

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The outstanding amounts due to related party as of March 31, 2012 and December 31, 2011 were as follows:

		March 31,	December 31,
	Note	2012	2011
		(unaudited)

Ruituo	(1)	$9,127	$—

Note:

(1)	Entity controlled by Mr. Li’s brother.

Deposits for inventories, related party:

During the periods presented, the Company made prepayments for inventor to a related party, Ruituo, for purchasing of commercial vehicles. The amount is non-interest bearing, unsecured and was settled in January 2012.

The outstanding amounts of deposits for inventories, related party as of March 31, 2012 and December 31, 2011 were as follows:

		March 31,	December 31,
	Note	2012	2011
		(unaudited)

Ruituo	(1)	$—	$14,539

Note:

(1)	Entity controlled by Mr. Li’s brother.

During the periods presented, the Company sold and purchased automobiles to and from affiliates. The details of the related party transactions were as follows:

		Three months ended March 31,
Related Parties Transactions	Notes	2012	2011
		(unaudited)	(unaudited)
Capital nature:
Honest Best	(1) (d)	$—	$61,570
Hebei Kaiyuan	(2) (a)	65,138	62,534
Hebei Kaiyuan	(2) (d)	—	66,025
Kaiyuan Shengrong	(2) (b)	3,177	3,037
Kaiyuan Shengrong	(2) (c)	3,177	3,037
Ruituo	(3) (d)	—	52,883
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4) (d)	—	48,902

Trading nature:
Ruituo	(3) (e)	75,797	80,733
Ruituo	(3) (f)	136	—
Honest Best	(1) (f)	58	—
Hebei Kaiyuan	(2) (f)	21	—
Kaiyuan Shengrong	(2) (f)	66	45
Beiguo Commercial Building Limited and Baoding Beiguo Commercial Building Limited, (“Beiguo”)	(5) (e)	—	135
Beiguo	(5) (f)	$—	$598

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Notes:

(1)	Parent company of AutoChina and entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li.
(3)	Entity in controlled by Mr. Li’s brother.
(4)	Entity in which Mr. Li’s brother holds 40% equity interest.
(5)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates.
(b)	Bank loan guarantee provided by the Company to the affiliate.
(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.
(d)	Loan provided to the Company during the period.
(e)	Sale of automobiles to the Company, including VAT, during the period.
(f)	Interest expenses incurred by the Company during the period.

Since the year ended December 31, 2010, the Company started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo, at a markup of approximately 0.3%. The balance due to such purchase is interest-free, unsecured and due on demand and was initially interest-free. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

During the three months ended March 31, 2012 and 2011, the Company incurred interest expenses to Beiguo amounting to nil and $598, respectively, for its financing arrangement to purchase commercial vehicles in prior periods. During the three months ended March 31, 2012 and 2011, the Company also purchased commercial vehicles from Beiguo other than the financing arrangement, amounting to nil and $135, respectively. During the three months ended March 31, 2012 and 2011, the Company purchased commercial vehicles from Ruituo amounting to $75,797 and $80,733, respectively. The Company incurred the interest expense of $136 and nil for the purchase from Ruituo throughout the three months ended March 31, 2012 and 2011, respectively.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company during the three months ended March 31, 2012 and 2011.

NOTE 14 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applied a systematic methodology to determine the allowance for credit losses for account receivables and net investments in direct financing and sales-type leases. Based upon the analysis of credit losses and risk factors, since the Company only leased the commercial vehicles to lessee customers, it is considered as the only portfolio segment, lessee customers.

The Company further evaluated the portfolio by the class of the account receivables and net investments in direct financing and sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in direct financing and sales-type leases consisted of the receivables from the net investment in direct financing and sales-type lease and the receivables from value-added services. The Company only offered the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company has a control of the legal title of the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer default the payments of the monthly installment (of the net investment in direct financing and sales-type lease) or the payment of the value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company is using the same credit control to evaluate the risk of credit losses.

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Impaired net investment in direct financing and sales-type lease and receivable from value-added services

Net investment in direct financing and sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in direct financing and sales-type leases and receivables from value-added services will be reviewed for impairment. Included in these amounts are leases that are default, non-performing or in bankruptcy. Based on our non-performing direct financing and sales-type leases experience from those leases that were either matured or in the stage that were close to maturities, we also assess and make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Allowance for credit loss activity

In estimating the allowance for credit losses, the Company reviews the net investment in direct financing and sales-type lease and receivable from value-added services that are non-performing or in bankruptcy. The allowance for credit losses as of March 31, 2012 and December 31, 2011 were as follows:

	March 31,	December 31,
	2012	2011
	(unaudited)

Balance at the beginning of the period	$5,544	$1,745
Provision during the period	2,579	4,271
Bad debts written off	(569)	(472)
Balance at the end of the period	$7,554	$5,544

Credit quality of finance receivables

The credit quality of net investment in direct financing and sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include performing and non-performing. Non-performing is defined as receivables past due and/or on nonaccrual status or in bankruptcy. The receivables not meeting the criteria listed above are considered performing. Non-performing receivables have the highest probability for credit loss. The allowance for credit losses attributable to non-performing receivables is based on the amount in excess of estimated residual value of the commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

The carrying amount of the performing and non-performing finance receivables as of March 31, 2012 and December 31, 2011, were as follows:

March 31, 2012	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$421,544	$—	$421,544
Accounts receivables	3,982	22,430	26,412
	$425,526	$22,430	$447,956

December 31, 2011	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$443,558	$—	$443,558
Accounts receivables	5,909	19,448	25,357
	$449,467	$19,448	$468,915

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The carrying amount of the impaired finance receivables as of March 31, 2012 and December 31, 2011 were as follows:

March 31, 2012	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$14,545	$887	$13,658
Accounts receivables	15,223	6,667	8,556
	$29,768	$7,554	$22,214

December 31, 2011	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$10,563	$714	$9,849
Accounts receivables	10,327	4,830	5,497
	$20,890	$5,544	$15,346

The analysis of the age of the carrying amount of the overdue receivables as of March 31, 2012 and December 31, 2011 were as follows:

	March 31,	December 31,
	2012	2011

Less than 90 days	$16,070	$16,116
Over 90 days	13,027	8,162
	29,097	24,278
Less: allowance for credit losses	(6,667)	(4,830)
Total	$22,430	$19,448

For the three months ended March 31, 2012 and 2011, the related amount of interest income recognized for impaired finance receivables was $974 and $394.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support segment, which provides financing to customers to purchase commercial vehicles and related services.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

Commercial Vehicle Financing Structure

From late September 2009 to November 2011, Chuangjie Trading, our wholly owned subsidiary, engaged CITIC Trust, which we refer to as the Trustee, a division of the CITIC Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund. The Trustee was responsible for the management of the funds invested in the Trust Fund, and the Trust Fund was used to purchase commercial vehicles from Kaiyuan Auto Trade (our existing VIE). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) required a written order to the Trustee from Chuangjie Trading. This structure was implemented through a non-exclusive 3-year contractual relationship that was automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilized CITIC Trust’s business license for vehicle leasing. This structure also allowed us to promote our leasing business by using the national recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provided an additional source of financing.

Under the structure in which CITIC Trust acted as an intermediary, the commercial vehicle purchase order were issued (upon completion of credit checks) by a local center to Chuangjie Trading who then instructed the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center entered into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee entered into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agreed that: (1) the Trustee would deliver the funds for the purchase of the commercial vehicle and instructed Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center would hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and would provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee would be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center would transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund were entitled to future receivables under a lease, while Chuangjie Trading were entitled to the economic benefits of the Trust Fund as the trust beneficiary.

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing, which performs the leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, In December 2010, Chuanglian changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. and commenced leasing commercial vehicles.

23

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessor, have been leasing commercial vehicles directly to our customers. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for the existing leases until these leases are fully settled and/or expired. Thereafter, the Company will operate its entire leasing business directly through its subsidiaries, Chuanglian and Ganglian Finance Leasing.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In June 2011, our VIE, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing.

As a result, Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing and Chuangjie Trading are directly owned by AutoChina, and therefore is not part of a VIE holding structure.

In October 2011, the Company established an insurance agency company, Kaiyuan Insurance, for the purpose of conducting insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operation since December 2011.

Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commission fees on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commission fees on customer purchases from the associated insurance companies. Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

Second Hand Commercial Vehicles Financing Service

Commencing in September 2010, we began offering our customers second hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second hand commercial vehicle. The resulting lease is structured similarly to those that we provide to customers purchasing new commercial vehicles, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing. We expanded this service to offer a sale-leaseback program, which allows both former and new AutoChina customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

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We charge a service fee to the customer and require monthly repayment over a term of 12 to 18 months. We recognized the second hand vehicle leasing arrangements as a direct financing lease.

Lease Securitization Program

From November 2010 to November 2011, the Company securitized a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases were securitized and sold to investors through CITIC Group. The resulting investment products have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina has incurred a cost of approximately 9% to 11% per annum under this program. In addition, AutoChina continued to own the vehicles that are the subject of such transactions and is responsible for servicing the existing retail leases of such vehicles. In November 2011, we ceased to engage CITIC Trust acts as an intermediary for the new leases and ceased to raise new lease securitization borrowings. The existing lease securitization borrowings will mature in June 2012 and CITIC Trust will continue to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

Direct Insurance Agency Service

We established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”), to act as a direct insurance agent in China and commenced this business in December 2011. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with four major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and plan to offer not only commercial vehicle insurance but also a wide range of other insurance products such as business property insurance, homeowners insurance, and life insurance. As of March 31, 2012, we have set up 12 branch offices throughout China for this service.

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Group structure

A group chart as of March 31, 2012 is shown below:

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF.OB”.
(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.
(3)	Hebei Xian Real Estate is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer.
(4)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used in purchasing commercial vehicles from Kaiyuan Auto Trade that were leased to our customers.
(5)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing from outside suppliers for delivery to other group companies.
(6)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.
(7)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.
(8)	Kaiyuan Information Processing was formed in February 2012, however it has not commenced any operations.

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RESULTS OF OPERATIONS

Three months ended March 31, 2012 as compared to three months ended March 31, 2011

Overview

AutoChina’s earnings increased significantly during the three months ended March 31, 2012, mostly as a result of the decreased loss on change in fair value of earn-out obligation and increased contribution from our finance and insurance income during the period. In terms of operations, the demand for commercial vehicles and for commercial vehicle financing decreased as a result of a slowing of growth in the Chinese economy pursuant to the Chinese government’s policy, which was announced in late 2010. However, we expect that China’s continuing economic development will drive demand for commercial vehicles in the future.

During the first quarter of 2012 the Company established an aggregate of 6 additional commercial vehicle sales, servicing, leasing and support centers in Anhui, Fujian, Inner Mongolia, Jiangsu and Yunnan Provinces, bringing the total number of locations to 512 as of March 31, 2012.

Details of the vehicles leased are as followed:

Number of Vehicles Leased
Balance at January 1, 2011	19,629
New leases recorded in the year ended December 31, 2011	10,935
Vehicles repossessed or loss to accident in 2011	(169)
Vehicles transferred to customers at the end of lease term in 2011	(6,468)
Balance at December 31, 2011	23,927
New leases recorded in the three months ended March 31, 2012	1,725
Vehicles repossessed or loss to accident in the first quarter of 2012	(208)
Vehicles returned to lessee upon settling the outstanding installment	61
Vehicles transferred to customers at the end of lease term in first quarter of 2012	(3,599)
Balance at March 31, 2012	21,906

Revenues

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of revenues:

(in thousands)	Three months ended March 31, 2012		Three months ended March 31, 2011
	Amount	% of Revenue	Amount	% of Revenue	% Change
Commercial vehicles	$80,443	78.0%	$116,642	85.6%	(31.0)%
Finance and insurance	22,625	22.0%	19,591	14.4%	15.5%
Total revenues	$103,068	100.0%	$136,233	100.0%	(24.3)%

Revenues for first quarter of 2012 were $103.1 million, a decrease of 24.3% from $136.2 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 1,725 new leases in the three months ended March 31, 2012, compared to 2,559 new leases in the three months ended March 31, 2011. In addition, the Company realized losses in relation to 147 vehicles for loss and accidents during the three months ended March 31, 2012. There were 8 such losses recognized in the three months ended March 31, 2011. The decrease in commercial vehicle sales and servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for purchasers of commercial vehicles.

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During the period, AutoChina slowed down the development of its value-added service (diesel, tire and insurance financing services) programs. As of March 31, 2012, over 220 tire outlets and over 80 fueling stations participate in the program. Revenues from value-added services totaled $234,000 during the three months ended March 31, 2012 compared with $1.1 million during the same period in prior year. Commencing 2011, AutoChina restructured the second hand commercial vehicle program and offered leasing arrangements to approved customers. We recognized the second hand vehicle leasing arrangements as a direct financing lease and leased 290 used vehicles during the first quarter of 2012. Revenue generated from second hand commercial vehicle leasing arrangements during the three months ended March 31, 2012 was $794,000, compared to nil in the same period of prior year.

We recognize the revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began ending), a customer will be able to elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of March 31, 2012 there were owners of 723 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 6.3%. Finance and insurance revenue increased 15.5% as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the three months ended March 31, 2012 compared to the same period in 2011.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of cost of sales:

(in thousands)	Three months ended March 31, 2012		Three months ended March 31, 2011
	Amount	% of Cost of sales	Amount	% of Cost of sales	% Change
Commercial vehicles	$2,747	3.5%	$32,131	28.4%	(91.5)%
Commercial vehicles, related parties	75,797	96.5%	80,868	71.6%	(6.3)%
Total cost of sales	$78,544	100.0%	$112,999	100.0%	(30.5)%

Cost of sales (including the cost of sales from the purchase of related parties) in the three months ended March 31, 2012 totaled $78.5 million, as compared to $113.0 million in the prior year, a decrease of 30.5%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business. However, the average cost per vehicle in the first quarter of 2012 increased slightly to $45,500 as compared to $44,200 per vehicle in the prior year period. The increase of cost per vehicle was due to changes in customer demand and our resulting sales mix trending towards higher priced vehicles.

Gross Profit

The Company’s gross profit was $24.5 million in the three months ended March 31, 2012, representing a gross margin of 23.8%, an increase from 17.1% for the same period in 2011, which is primarily due to the increased number of outstanding leasing contracts signed, which increased the contribution to the monthly amortized finance and insurance income.

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Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2012 were $10.2 million, which was $4.1 million, or 68.6%, higher than the same period of 2011. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, increased professional expenses and increase of stock-based compensation expenses in relation to the employee’s stock options granted in early 2011.

Interest Expense

Interest expense totaled $4.1 million for the three months ended March 31, 2012, of which $281,000 of interest expense was incurred for affiliates, Honest Best, Kaiyuan Shengrong, Ruituo and Hebei Kaiyuan. Interest expense totaled $4.0 million for the three months ended March 31, 2011, of which $598,000 of interest expense was incurred for an affiliate, Beiguo, for the purchase of commercial vehicles for leasing the prior period. It also included the interest of $45,000 incurred for the loan advanced from Kaiyuan Shengrong. Other interest expenses increased to $3.8 million from $3.3 million, which was resulted from the increased interest rate and average borrowing balance from banks and lease securitization program during the period.

Other Income (Expense)

Other expenses for the three months ended March 31, 2012 was nil, as compared to other expenses of $38.4 million in the prior period, a change of 100% as compared to the same period of 2011. Other expense solely consisted of loss on change in fair value of the earn-out obligation that arose from the earn-out provision in the share exchange agreement with the prior shareholders of ACG, Honest Best. As the earn-out obligation was terminated in September 2011, there was no loss on change in value of the Company’s fair value of the earn-out obligation for the three months ended March 31, 2012.

Interest Income

Interest income increased from $23,000 to $32,000 due to the increased average cash balance over the period.

Income Tax Expense

In the three months ended March 31, 2012, the Company recorded income tax expense of $2.8 million, which is remained unchanged as compared to an income tax expense of $2.8 million in same period in 2011.

Net Income

Net income in the three months ended March 31, 2012 was $8.0 million, as compared to net loss of $27.4 million in the three months ended March 31, 2011, representing a change of 129.4% from the three months ended March 31, 2011. The increase of net income from net loss position primarily resulted from the decrease of loss on change in fair value of the earn-out obligation, significant increase in profits generated from the finance and insurance revenue and improved gross profit margin.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

Since late 2008, the Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of such short-term borrowings during the periods have ranged from 3.95% to 10.62% per annum.

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As of March 31, 2012, the Company’s outstanding borrowings from affiliates amounted to $1.1 million and $3.3 million from Hebei Kaiyuan and Kaiyuan Shengrong, respectively. The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. The amount due to Kaiyuan Shengrong is unsecured and bears interest at a rate of 8.20% per annum, adjustable in connection with the basis rate established by the People’s Bank of China. The Company will repay the loan in full in September 2012.

As of March 31, 2012, the Company had short-term borrowings of $127.1 million, including $120.0 million in loans from various Chinese banks and $7.1 million in lease securitization borrowings. In addition, the Company also had current maturities of long-term borrowings of $44.5 million from a Chinese bank, which will mature in August 2012.

After taking into consideration our financing arrangements with our affiliates, our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of March 31, 2012 and December 31, 2011, the Company had working capital of $186.7 million and $170.7 million, respectively.

During the three months ended March 31, 2012, the Company decreased its borrowings and due to affiliates, repaying net funds amounting to $54.3 million. On the other hand, the Company received a net increase of accounts payable, related party amounting to $9.1 million during the first quarter of 2012, which generated additional cash inflow to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include debt offering, borrowings from financial institutions and/or the sale of equity.

 Financial Condition

The following table sets forth the major balance sheet accounts of the Company at March 31, 2012 and December 31, 2011 (in thousands):

	As of
	March 31,	December 31,
	2012	2011

Assets:
Cash and cash equivalents	$35,432	$43,019
Accounts receivable	$26,412	$25,357
Deposits for inventories	$71	$105
Deposits for inventories, related party	$—	$14,539
Net investment in direct financing and sales-type leases	$421,544	$443,558
Property, equipment and improvements, net	$4,184	$3,356
Liabilities:	$	$
Accounts payable, related parties	$9,127	$—
Short-term borrowings	$127,099	$149,979
Long-term borrowings	$44,485	$44,438
Due to affiliates	$4,410	$35,661

Accounts receivable represents the receivable from value-added services and the overdue net investment in direct financing and sales-type leases. The increase of accounts receivable to $26.4 million as of March 31, 2012, an increase of $1.1 million (4.1%) as compared with December 31, 2011, was mainly related to the slightly increase of net investment in direct financing and sales-type lease which is overdue and delinquent.

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Deposits for inventories (includes deposits for inventories, related party) balances decreased throughout the period. As of March 31, 2012, deposits for inventories were $71,000 as compared to $14.6 million on December 31, 2011. Since the revenues for commercial vehicles slowed down during the period, we decreased the amount of deposits for commercial vehicle inventories made at March 31, 2012.

Net investment in leases began in March 2008 as a result of the inception of the commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. As the revenue decreased throughout the period, the balance of net investment in leases decreased accordingly.

Property, equipment and improvements increased to $4.2 million as of March 31, 2012, an increase of $0.8 million (24.7%) as compared with December 31, 2011. The increased expenditures primarily relates to costs associated with expanding the number of commercial vehicle sales, servicing, leasing and support centers during the period.

Accounts payable, related parties were related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. It increased from nil to $9.1 million as of March 31, 2012, an increase of $9.1 million, or 100.0%, as compared with December 31, 2011. Such amounts were primarily related to the payables to our affiliate, Ruituo, to purchase the leased commercial vehicles.

Short-term borrowings represent loans from various banks and lease securitization borrowings arranged by the Trustee in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings decreased to $127.1 million as of March 31, 2012, from $150.0 million in December 31, 2011, because the Company repaid a lease securitization borrowing of $15.9 million and a bank borrowing of $7.0 million during the period. The lease securitization borrowings will fully mature in June 2012. The term of the resultant outstanding bank borrowings ranged from 10 months to 12 months and began to expire in April 2012.

Long-term borrowings represent PRC bank loans that were used for working capital purposes. The loans increased to $44.5 million as of March 31, 2012 from $44.4 million in December 31, 2011, as a result of foreign translation difference. The term of the outstanding loan will expire in August 2012.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Three months ended March 31,
	2012	2011
Net cash provided by (used in) operating activities	$44,649	$(23,057)
Net cash (used in) provided by investing activities	(1,247)	8,560
Net cash (used in) provided by financing activities	(51,041)	69,565
Effect of exchange rate change	52	89

Net (decrease) increase in cash and cash equivalents	$(7,587)	$55,157

Operating Activities. The Company generated $44.6 million from operating activities for the three months ended March 31, 2012, as compared to using $23.1 million for the three months ended March 31, 2011, representing a change of $67.7 million. This increase in cash flows from operating activities was attributable primarily to the reduction in growth of net investment in direct financing and sales-type leases, as a result of the slowdown of the business expansion during the period.

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In the three months ended March 31, 2012, the Company generated $44.6 million from operating activities. During this period, the Company had net income of $8.0 million. In addition, the Company decreased the net investment in direct financing and sales-type leases by $22.1 million and decreased the deposits for inventories, related party by $14.5 million. However, there was an increase in accounts receivable by $3.4 million. The remaining balance of $3.4 million arose from changes in inventories, prepaid expenses and other current assets, accounts payable, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

In the three months ended March 31, 2011, the Company used $23.1 million in operating activities. During this period, the Company had net loss of $27.4 million. In addition, the Company increased its net investment in direct financing and sales-type leases by $29.6 million, increased accounts receivable by $4.4 million, and increased prepaid expense and other current assets by $4.7 million. However, there were increases in loss on change in fair value of the earn-out obligation of $38.4 million, increase in other payable and accrued liabilities of $2.4 million and increase in customer deposits by $1.1 million. The remaining balance of $1.1 million arose from changes in inventories, accounts payable, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash used in investing activities was $1.2 million in the three months ended March 31, 2012 and the net cash provided by investing activities was $8.6 million in the three months ended March 31, 2011. The purchase of property, equipment and improvements of $1.2 million primarily affected the net cash used in investing activities in the current period.

Financing Activities. Net cash used in financing activities was $51.0 million in the three months ended March 31, 2012, while the net cash provided by financing activities was $69.6 million in the three months ended March 31, 2011. During the three months ended March 31, 2012, the Company repaid total net borrowings by $23.0 million and obtained net proceeds of $9.1 million from its affiliate, Ruituo, for the financing arrangement to purchase commercial vehicles. On the other hand, the Company repaid the amount of $31.2 million to its affiliate, Honest Best. In addition, the Company paid a special cash dividend of $5.9 million to its shareholders. During the three months ended March 31, 2011, the Company increased total net borrowings by $37.8 million and obtained net proceeds of $31.0 million from its affiliates, Ruituo and Beiguo, for the financing arrangement to purchase commercial vehicles. In addition, the Company received proceeds of $229.4 million from its affiliates, Honest Best, Hebei Kaiyuan, Ruituo and Beijing Wantong Longxin Auto Trading Co, Ltd., and repaid $228.6 million to these affiliates.

Historically, most or all available cash is used to fund the investment in direct financing and sales-type leases, inventory growth and for capital expenditures. To the extent the investment in direct financing and sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the Company increases the borrowings under its financing facilities and from affiliates.

The Company leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

The Company expects to use cash to (i) increase its net investment in direct financing and sales-type leases in line with its revenue growth, and (ii) purchase property and equipment for an additional 250 stores and make improvements on existing property by the end of the year. 6 stores have been added in 2012 already, at an aggregate cost of $54,000. An additional 244 stores are planned to be opened and we expect to use $2.2 million of cash from operations as capital expenditure for the expansion. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Long-term borrowings; (iii) Accounts payable, related parties; and (iv) due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions and lease securitization borrowings that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 7.54% to 8.53% as of March 31, 2012 and have terms of up to one year. Lease securitization borrowings bear interest at a rate of 10.62% as of March 31, 2012, are denoted in RMB, have terms within one year and will expire in June 2012.

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Long-term borrowings. Long-term borrowings represented bank loans from a PRC bank that was used for working capital purposes, are denoted in RMB and have terms between one to two years. The loans bear interest at an average rate of 7.32% as of March 31, 2012 and will expire in August 2012.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to an affiliate, Ruituo, a company which is controlled by Mr. Li. The payable balance is unsecured, bears interest at 8.00% per annum and due on demand by Ruituo. The Company expects to continue relying on the financing from Ruituo in the foreseeable future.

Due to affiliates. Due to affiliates represented the short-term loans borrowed from its affiliates to satisfy the Company’s short-term capital needs. The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amount due to Kaiyuan Shengrong is unsecured, bears interest at a rate of 8.20% per annum, adjustable in connection with the basis rate established by the People’s Bank of China, and will be repaid in September 2012. The Company expects to continue relying on the financing from affiliates in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors including (i) revenues, (ii) change of net investment in direct financing and sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven account and notes receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of March 31, 2012 are mainly held by the Company’s subsidiaries and variable interest entities. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold. We record these as contributions to equity.

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Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2012 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Operating leases	$1,802	722	1,073	7	$—
Short-term borrowings	127,099	127,099	—	—	—
Current maturities of long-term borrowings	44,485	44,485	—	—	—
Accounts payable, related parties	9,127	9,127	—	—	—
Accounts payable	282	282	—	—	—
Due to affiliates	4,410	4,410	—	—	—

Total	$187,205	186,125	1,073	7	$—

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

In September 2011, the Company provided a bank loan guarantee and pledged lease receivables to Kaiyuan Shengrong for the amount of RMB20 million. Kaiyuan Shengrong granted a RMB20 million one-year loan from a local bank and lent RMB20 million to the Company at the same time. Kaiyuan Shengrong is subject to an interest rate of 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China. The Company, as guarantor, is charged the same interest rate. The bank loan and respective bank loan guarantee will mature in September 2012.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: long-lived assets, income taxes and accounts receivable.

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For a detailed discussion of the application of these and other accounting policies, refer to Note 2 –Basis of presentation and summary of significant accounting policies” of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of March 31, 2012, AutoChina’s total outstanding interest-bearing loans amounted to $183.9 million with interest rates ranging from 7.32% to 10.62% per annum. AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable and net investment in direct financing and sales-type leases. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable and net investment in direct financing and sales-type leases are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended March 31, 2012 of RMB50.6 million is reported as $8,036,000 based on the 2012 year-to-date average Renminbi to U.S. dollar exchange rate of 6.3003. Net income would increase $9,000 to $8,045,000 based on the March 31, 2012 exchange rate of 6.2943 Renminbi per U.S. dollar. However, net income would decrease $2,309,000 to $5,727,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net loss for the three months ended March 31, 2011 of RMB180.3 million is reported as $27,377,000 based on the 2011 year-to-date average Renminbi to U.S. dollar exchange rate of 6.5846. Net loss would decrease $48,000 to $27,329,000 based on the March 31, 2011 exchange rate of 6.5564 Renminbi per U.S. dollar. However, net loss would increase $2,274,000 to $29,651,000 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

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Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, our second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, we generally expect to realize a higher proportion of our revenue and operating profit during the second or fourth fiscal quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibits.

99.1	Press Release, dated June 1, 2012

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: June 1, 2012

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